                                                                    Exhibit 12.1

                      Everest Reinsurance Holdings, Inc.
                      Ratio of Earnings to Fixed Charges
                            (Dollars in thousands)


                                          Period Ended                          Years Ended December 31,
                                          June 30, 1999        1998           1997         1996           1995          1994
                                         --------------    ------------------------------------------------------------------
Earnings: Income/(loss)
  before income taxes/(benefits)          $   98,919        $  212,676    $  207,300   $  143,839     $  (26,568)    $ (11,982)

Fixed Charges:
  Assumed interest component
     of rent expense                             641             1,769         1,633        1,776          2,443         2,082
  Interest expense                               283                --            --           --             --            --
                                          ----------        ----------    ----------   ----------     ----------     ---------
  Total fixed charges                            924             1,769         1,633        1,776          2,443         2,082
                                          ----------        ----------    ----------   ----------     ----------     ---------

Earnings plus fixed charges                   99,843           214,444       208,933      145,615        (24,125)       (9,900)
                                          ==========        ==========    ==========   ==========     ===========    =========

Ratio of earnings to fixed
   charges                                108.1 to 1        121.2 to 1    129.9 to 1    80.0 to 1             (1)           (1)
-----------

(1) Principally as a result of non-recurring charges, Everest Holdings had a deficiency of earnings in 1995 and 1994 of $26,568 and $11,982, respectively, to cover fixed charges.